Exhibit 99.1

Goldcorp to Release 2016 First Quarter on April 27th; Conference Call and Webcast on April 28th

TSX: G  NYSE: GG

VANCOUVER, March 23, 2016 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) will release 2016 first quarter results after the market close on Wednesday, April 27, 2016.

First Quarter 2016 Conference Call and Webcast details below:

Date:	Thursday, April 28, 2016

Time:	10:00 a.m. (PDT)

Dial-in:	800-355-4959 (toll-free); 416-340-2216 (outside Canada and the US)

Replay:	800-408-3053 (toll-free); 905-694-9451 (outside Canada and the US)

Replay end date:	May 29, 2016

Replay Passcode:	Conference ID#: 5644646

A live and archived webcast will also be available at www.goldcorp.com.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas.  A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Lynette Gould, Director, Investor Relations, (604) 695-1446, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 23:05e 23-MAR-16